# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TALPHERA, INC., CIK 0001427925
CUSIP: 00444T209
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1850 Gateway Drive, Suite 175, San Mateo, California (CA), 94404
Date of event which requires filing of this statement: 03/31/2025
Amends the filing with accession number 0001104659-24-005645
Filed by CIK 0001472322
Persons authorized to receive notices and communications: Taki Vasilakis, 130 Main St. 2nd Floor, New Canaan, Connecticut (CT), 06840, (203) 308-4440

## Reporting persons
- Nantahala Capital Management, LLC (CIK 0001472322): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Massachusetts (MA); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,992,519; sole dispositive power 0; shared dispositive power 1,992,519; aggregate amount beneficially owned 1,992,519 (11.7% of the class)
- Wilmot B. Harkey (CIK 0001775952): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,992,519; sole dispositive power 0; shared dispositive power 1,992,519; aggregate amount beneficially owned 1,992,519 (11.7% of the class)
- Daniel Mack (CIK 0001775831): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,992,519; sole dispositive power 0; shared dispositive power 1,992,519; aggregate amount beneficially owned 1,992,519 (11.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: TALPHERA, INC.
Address of issuer's principal executive offices: 1850 Gateway Drive, Suite 175, San Mateo, California (CA), 94404
Comment: This filing is Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed with the Securities and Exchange Commission on behalf of Nantahala Capital Management, LLC, a Massachusetts limited liability company ("Nantahala"), Mr. Wilmot B. Harkey and Mr. Daniel Mack, the principals of Nantahala, on January 23, 2024 (the "Original Schedule 13D"), with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of Talphera, Inc. (the "Issuer"). Nantahala, NCP and Messrs. Harkey and Mack are referred to herein as the "Reporting Persons." Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D, which, as amended hereby, is referred to as the "Schedule 13D." The Reporting Persons have jointly filed this Schedule 13D pursuant to Rule 13d-1(k)(1).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended by the addition of the following:

On April 2, 2025, in a private transaction (the "March 2025 Warrant Purchase") with the Issuer pursuant to a Securities Purchase Agreement (the "March 2025 SPA") entered into on March 31, 2025, the Nantahala Investors acquired pre-funded warrants to purchase 4,266,211 shares of Common Stock at an exercise price of $0.001 per share, subject to the Beneficial Ownership Limitation described in Item 6. These warrants are substantially similar to the Pre-Funded Warrants, as previously defined in the Original Schedule 13D, which defined term hereafter shall be used to refer to all such substantially similar warrants. The Nantahala Investors paid $0.585 per each of such Pre-Funded Warrants acquired in the March 2025 Warrant Purchase, using cash on hand.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by the addition of the following:

The Nantahala Investors made the March 2025 Warrant Purchase described above in Item 3 based on the Reporting Persons' belief that the Common Stock was undervalued and represented an attractive investment opportunity.

In the SPA, the Nantahala Investors committed to make (i) a further investment of the same size in a second closing upon the enrollment of at least 17 patients in the Issuer's NEPHRO CCRT study (the "Second Milestone"), and a minimum stock price of at least $0.7325 per share of Common Stock for five consecutive days following a public announcement of the achievement of the Second Milestone, and (ii) an additional investment of the same size in a third closing upon the enrollment of at least 35 patients (the "Third Milestone"), and a minimum stock price of at least $0.7325 per share of Common Stock for five consecutive days following a public announcement of the achievement of the Third Milestone (collectively, such commitment is referred to as the "March 2025 Commitment"). Such additional equity investment pursuant to the March 2025 Commitment would also be made in the form of Pre-Funded Warrants at the same price per Pre-Funded Warrant.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

(a) The information contained in rows 11 and 13 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5 is hereby amended and restated as follows:

(b) The information contained in rows 7-10 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
Item 5 is hereby amended and restated as follows:

(c) Except as disclosed in Item 3, there have been no transactions in the shares of Common Stock during the past sixty (60) days by the Reporting Persons or the Other Officers.
Other persons with the right to receive dividends or sale proceeds:
Item 5 is hereby amended and restated as follows:

(d) The Nantahala Investors hold the shares of Common Stock reported herein, including more than 5% of the outstanding shares of Common Stock beneficially owned by the Reporting Persons in accounts managed for Blackwell Partners LLC - Series A. No person other than the Nantahala Investors is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended by the addition of the following:

The Issuer and the Nantahala Investors entered into a customary registration rights agreement in connection with entering into the March 2025 SPA, pursuant to which the Issuer has agreed to file a registration statement under the Securities Act with the SEC within 15 days of the March 2025 Warrant Purchase, covering the resale of the shares of Common Stock to be issued upon exercise of the applicable Pre-Funded Warrants, and to use reasonable best efforts to have the registration statement declared effective as promptly as practical thereafter and in any event no later than 90 days following the March 2025 Warrant Purchase in the event of a "full review" by the SEC. Such registration rights agreement (which is in substantially the same form as the Form of Registration Rights Agreement, dated January 17, 2024, previously disclosed) includes substantially similar agreements with respect to shares of Common Stock to be issued upon exercise of Pre-Funded Warrants that the Nantahala Investors acquire pursuant to the March 2025 Commitment, if any.

The Pre-Funded Warrants (both those described in the Original Schedule 13D, those acquired by the Nantahala Investors in the March 2025 Warrant Purchase and those that the Nantahala Investors acquire pursuant to the March 2025 Commitment, if any), are subject to a contractual prohibition on any exercise if the Reporting Persons or certain related persons would thereupon beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding (the "Beneficial Ownership Limitation"). The Reporting Persons may increase or decrease the Beneficial Ownership Limitation as in effect at any time, but not above 9.99%, and any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after notice is delivered to the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended by the addition of the following exhibits:

Exhibit 99.9 Securities Purchase Agreement, dated January 31, 2025, by and among the Issuer and entities affiliated with Nantahala Management, LLC
Exhibit 99.10 Form of Pre-Funded Warrant (March 2025)

## Signatures
- Nantahala Capital Management, LLC: /s/ Taki Vasilakis, Taki Vasilakis / Chief Compliance Officer (04/02/2025)
- Wilmot B. Harkey: /s/ Wilmot B. Harkey, Wilmot B. Harkey / Manager (04/02/2025)
- Daniel Mack: /s/ Daniel Mack, Daniel Mack / Manager (04/02/2025)